

April 11, 2012

Via Facsimile
Mr. Donovan Jones
President and Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M3

> **Re:** **Counterpath Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2011**
> **Filed July 26, 2011**
> **File No. 000-50346**

Dear Mr. Jones:

We have reviewed your letter dated March 9, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 1, 2012.

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page 43

1. We note in your response to prior comment 2 that you wrote off $1.1 million in certain receivables that were determined not to be collectible due to factors including bankruptcy and poor financial health of the customer. Please provide the following information as it relates to this write-off:

    - Your response implies that the write-off relates to a single customer. Please advise.

- Tell us whether the customer's entire receivable balance was written off or whether there are remaining receivables associated with this customer.
- Tell us whether you continue to recognize revenue associated with this customer and how this write-off impacts your assessment of collectibility.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 77

2.   Your response to prior comment 6 states that your license agreement with Mitel Networks Corporation was made in the ordinary course of business and asserts that it does not fall within paragraphs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K. On page 77 of your Form 10-K, however, you state that the chairman of your board of directors is also the chairman and founding shareholder of Mitel Networks Corporation. Please explain how you determined that Item 601(b)(10)(ii)(A) of Regulation S-K is inapplicable, or file the agreement as an exhibit to an amended annual report on Form 10-K.

You may contact Jaime John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief